SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FIVE STAR QUALITY CARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33832D106

(CUSIP Number)

Richard A. Doyle

Senior Housing Properties Trust

400 Centre Street

Newton, MA 02458

(617) 796-8350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 33832D106		Page 2 of 10 Pages

1	Names of Reporting Persons Senior Housing Properties Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,235,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,235,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,235,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 33832D106		Page 3 of 10 Pages

1	Names of Reporting Persons Reit Management & Research LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 33832D106		Page 4 of 10 Pages

1	Names of Reporting Persons Reit Management & Research Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 33832D106		Page 5 of 10 Pages

1	Names of Reporting Persons Barry M. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 179,122

	8	Shared Voting Power 0

	9	Sole Dispositive Power 179,122

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 179,122

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 33832D106		Page 6 of 10 Pages

1	Names of Reporting Persons Adam D. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 32,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 32,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 33832D106	Page 7 of 10 Pages

This Amendment No. 1 to the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2010 (the “Original Schedule 13D”), by Senior Housing Properties Trust, a Maryland real estate investment trust (“Senior Housing”), Reit Management & Research LLC, a Delaware limited liability company (“RMR”), Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”), Barry M. Portnoy, and Adam D. Portnoy (together, the “Reporting Persons”), is being filed to reflect material changes to the possible transactions under discussion as disclosed in “Item 4. Purpose of Transaction” of the Original Schedule 13D, as more fully described below in “Item 4. Purpose of Transaction” of this Schedule 13D.  Capitalized terms used herein but not defined herein have the meanings given to them in the Original Schedule 13D.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”), of Five Star Quality Care, Inc., a Maryland corporation (the “Issuer”), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.	Identity and Background.

The persons filing this statement are the Reporting Persons.  There have been no material changes to the information previously reported in the Original Schedule 13D with respect to the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.
There have been no material changes to the information previously reported in the Original Schedule 13D with respect to the Reporting Persons.

Item 4.	Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended and restated as follows:

Senior Housing and other Reporting Persons acquired the Shares reported in this Schedule 13D for investment purposes.  The Reporting Persons previously reported their beneficial ownership of the Shares on Schedule 13G, initially filed on August 12, 2009 and amended on January 20, 2010.

The Issuer was Senior Housing’s wholly owned subsidiary until December 31, 2001, when the Issuer’s Shares were spun off to Senior Housing’s shareholders.  Senior Housing’s primary reason for the spinoff related to certain requirements under Federal income tax laws for Senior Housing’s maintenance of its status as a REIT.  Among other things, to remain a REIT, Senior Housing, in most cases, was required to derive a substantial majority of its revenues from real estate rents and mortgage interest.  For tax years beginning in 2009, there was a change in the

SCHEDULE 13D

CUSIP NO. 33832D106	Page 8 of 10 Pages

REIT qualification requirements in the Internal Revenue Code which permits REITs to receive the financial results of health care facilities’ operations, as well as rents from those operations, provided these results are received by a taxable REIT subsidiary (a “TRS”).

Since the time of the spinoff, Senior Housing and the Issuer have engaged in a number of transactions and have developed several contractual relationships.  Information about current transactions between Senior Housing and the Issuer appears in Senior Housing’s Annual Report on Form 10-K for its fiscal year ended December 31, 2009 (the “Senior Housing Annual Report”) and its other filings made with the SEC.  In particular, the Reporting Persons refer to (i) the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Person Transactions” in the Senior Housing Annual Report, (ii) the section captioned “Related Person Transactions and Company Review of Such Transactions” in Senior Housing’s Proxy Statement dated February 22, 2010 relating to its 2010 Annual Meeting of Shareholders, (iii) Item 1.01 in Senior Housing’s Current Report on Form 8-K filed with the SEC on January 13, 2010, and (iv) the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Person Transactions” in Senior Housing’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2010. Copies of the information contained in such sections are filed as Exhibit 99.2 in Item 7 and such Exhibit 99.2 is incorporated herein by reference. The information contained in Exhibit 99.2 is presented as of the respective dates the related reports, as identified in such Exhibit, were filed with the SEC.

On May 12, 2010, Senior Housing’s Board of Trustees appointed a special committee consisting of its Independent Trustees and requested that the Issuer’s Board of Directors appoint a special committee consisting of its Independent Directors to consider, in light of the tax law changes described above and uncertainties created by recent changes in the market for healthcare services, including the recent adoption of the Patient Protection and Affordable Care Act and expected Medicare and Medicaid rate changes, whether Senior Housing and the Issuer should: (i) change one or more of the existing leases between Senior Housing, as lessor, and the Issuer, as lessee, to a management arrangement between a Senior Housing owned TRS and the Issuer as manager; (ii) combine the Issuer into a Senior Housing owned TRS; or (iii) otherwise change one or more of the contractual arrangements between Senior Housing and the Issuer or take other actions.  On May 12, 2010, the Issuer’s Board of Directors appointed a special committee consisting of its Independent Directors.  The special committees of the Boards of Senior Housing and of the Issuer conferred separately and together.  As a result of these discussions, Senior Housing and the Issuer mutually agreed that it is not advisable at this time to change the existing leases between Senior Housing and the Issuer into management arrangements, to combine the Issuer into a Senior Housing owned TRS or to otherwise change any contractual arrangement between them.  The special committees did decide that, in the future, in connection with the possible acquisition by Senior Housing of properties which may be operated by the Issuer, Senior Housing and the Issuer may consider management arrangements using a TRS structure, as well as leases, depending upon the circumstances of any such future acquisition.

Because of their close business relationships, the Reporting Persons, including Senior Housing, and the Issuer have discussions from time to time on a variety of matters; and, in the future, these

SCHEDULE 13D

CUSIP NO. 33832D106	Page 9 of 10 Pages

discussions may implicate some of the topics discussed by the special committees described above or other topics described in clauses (a) through (j) of Item 4.  There can be no assurance that any of the potential actions referred to above will or will not be undertaken in the future.

Item 5.	Interest in Securities of the Issuer.
There have been no material changes to the information previously reported in the Original Schedule 13D with respect to the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There have been no material changes to the information previously reported in the Original Schedule 13D with respect to the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1

Joint Filing Agreement, dated as of May 14, 2010, by and among Senior Housing, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy. (Incorporated by reference to Exhibit 99.1 of the Original Schedule 13D filed May 14, 2010 by the Reporting Persons.)

Exhibit 99.2

Selected sections from Senior Housing’s filings with the SEC as incorporated by reference into Item 4 of this Schedule 13D. (Incorporated by reference to Exhibit 99.2 of the Original Schedule 13D filed May 14, 2010 by the Reporting Persons.)

Exhibit 99.3

Letter, dated May 12, 2010, from the Board of Trustees of Senior Housing to the Board of Directors of the Issuer. (Incorporated by reference to Exhibit 99.3 of the Original Schedule 13D filed May 14, 2010 by the Reporting Persons.)

Exhibit 99.4

Registration Rights Agreement, dated as of August 4, 2009, between the Issuer and Senior Housing. (Incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.)

SCHEDULE 13D

CUSIP NO. 33832D106	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2010
(Date)

SENIOR HOUSING PROPERTIES TRUST

/s/ Richard A. Doyle
(Signature)

Richard A. Doyle, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).